STARFIELD RESOURCES INC. (Tier 1) PRESS RELEASE	July 19th, 2004
Corporate Office:	#SRU-10-04
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF - OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 3
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

2004 MASSIVE SULPHIDE DRILLING HIGHLIGHTS
EASTERN PORTION OF WEST ZONE

Starfield Resources continues to drill test West Zone copper-nickel-cobalt-palladium-platinum bearing sulphide lens(es) at its Ferguson Lake property. The West Zone, situated between grid section lines 39+00W and 68+00W, has an inferred mineral resource (at a 1.5% Cu+Ni cutoff grade) of 22.9 million tonnes grading 1.21% Cu, 0.71% Ni, 0.082% Co and 1.78 grams/tonne Pd and 0.31 grams/tonne Pt (2.09 grams/tonne Pd+ Pt). In addition to these inferred resources, definition drilling in 2002 between section lines 42+68W and 51+20W, (West Zone "Pit Area"), outlined an indicated mineral resource (at 1.0% Cu+Ni cutoff grade) of 6.7 million tonnes grading 0.92% Cu, 0.65% Ni, 0.072% Co, 1.39 grams/tonne Pd, 0.20 grams/tonne Pt (1.59 grams/tonne Pd+Pt) (N.C. Carter, April 8, 2003).

WEST ZONE: EAST PORTION AND"PIT AREA" DEFINITION DRILLING RESULTS for MAIN SULPHIDE LENS(ES)

The 2004 Phase I exploration program will include between 10,000 and 13,000 meters of definition diamond core drilling to further refine and expand both indicated and inferred resources of gabbro-hosted Cu+Ni+Co+Pd+Pt sulphide mineralization. This drilling will also further test gabbro-hosted footwall Pt+Pd mineralization; results obtained will be incorporated into an estimate of inferred mineral resources for this style of mineralization in the eastern part of West Zone.

The company is pleased to report analytical results for intersections of semi to massive sulphides encountered in the first eight holes of the 2004 definition drilling program. It is important to note that these Cu+Ni+Co+Pd+Pt bearing sulphides are found in the upper portions of the various drill holes and that gabbro-hosted PGE footwall mineralization occurs below the sulphide lens(es). Intersection lengths reported for the moderately north-dipping sulphide lens(es) approximate true widths in this part of West Zone. The 2004 definition drilling is providing additional information regarding the lateral and down-dip continuity of these sulphide lenses. Most of the drill holes completed to date are 250 to 325 meters in length. Table 1 lists analytical results for drill holes FL04-162 through FL 04-169. Analytical results for footwall PGE mineralization encountered in drill holes FL04-162 through FL 04-167 were previously reported in press releases SRU-07-04 and SRU-08-04.

TABLE I WEST ZONE : MAIN SULPHIDE LENS(ES), "PIT AREA", ASSAY RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
04-162	-50	45+80W 1+60N	135.27-136.65	1.38 (4.53)	0.359	0.451	0.056	0.86	0.08	0.94

04-163	-65	45+80W/1+60N	132.06-145.15	13.09 (42.95)	0.624	0.739	0.094	1.27	0.17	1.44
		(including	132.72-138.80	2.33 (7.64)	0.526	1.062	0.124	1.94	0.29)	2.23
		(including	140.45-144.48	4.03 (13.22)	0.874	1.151	0.149	1.64	0.23)	1.87

04-164	-50	46+10W/1+95N	158.20-164.70	6.50 (21.33)	1.016	0.866	0.113	1.66	0.19	1.85
		(including	159.34-164.70	5.36 (17.59)	1.128	0.92	0.123	1.84	0.21)	2.05

04-165	-50	45+50W/1+95N	145.53-148.47	2.94 (9.65)	0.529	0.311	0.041	0.60	0.03	0.63
		(including	145.53-146.47	0.94 (3.08)	0.796	0.819	0.107	1.24	0.08)	1.32
			152.47-154.16	1.69 (5.54)	1.175	0.629	0.077	1.24	0.11	1.35

04-166	-60	42+00W/0+90N	54.40-62.25	7.85 (25.75)	0.956	0.559	0.071	1.19	0.25	1.44
		(including	57.50-62.25	4.75 (15.58)	0.933	0.844	0.107	1.68	0.36)	2.04
			76.05-79.18	3.13 (10.27)	1.397	0.905	0.114	2.35	0.27	2.62

04-167	-60	42+45W/1+65N	77.20-77.50	0.30 (0.98)	1.876	1.379	0.123	2.38	0.16	2.54
			99.90-102.15	2.25 (7.38)	0.62	0.989	0.105	4.16	0.16	4.32

04-168		42+45W/1+65N	79.60-83.88	4.28 (14.04)	2.391	0.982	0.140	1.99	0.24	2.23
		(including	82.60-83.88	1.28 (4.20)	3.983	0.869	0.169	1.99	0.27)	2.26

04-169	-60	40+30W/1+40N	63.95-80.20	16.25 (53.31)	1.099	0.841	0.092	1.93	0.35	2.28
		(including	68.00-80.20	12.20 (40.03)	1.397	0.881	0.101	2.07	0.37)	2.44
		(including	74.00-75.00	1.00 (3.28)	4.665	0.830	0.085	2.30	0.36)	2.66
		(including	75.00-76.00	1.00 (3.28)	1.152	0.835	0.166	2.01	1.30)	3.31
			94.70-98.00	3.30 (10.83)	0.621	1.247	0.166	2.68	0.23	2.91
*2PGE=Pt+Pd

As indicated in the preceding table, significant thicknesses of sulphide mineralization were encountered in holes FL04-163, -166 and -169 which include intercepts of 13.09m, 7.85m and 16.25m respectively. Hole FL04-169, drilled to investigate the previously untested portion of the UTEM conductor on section line 40+30W, included a one meter interval of 4.66% Cu within the 16.25 meter sulphide lens. Also of note are significant 2 PGE concentrations present in the Cu-Ni-Co bearing sulphides encountered in hole FL04-169, particularly the one-meter interval grading 1.3 g/t platinum and 2.01 g/t palladium (Table 1)

Previous drilling by Inco in the 1950's and by Starfield Resources in 1999 and 2000 established inferred mineral resources for the West Zone sulphide lens(es) between section lines 39+00W and 58+65W. The zone was extended to the west to section line 68+00W by further drilling in 2001 and 2002 which successfully tested a strong UTEM-3 conductor at depth.

As noted, definition drilling of the eastern part of West Zone in 2002 reclassified resources in this area to indicated category. Continued definition drilling in 2003 was directed to a portion of a strong UTEM-3 conductor between section lines 39+00W and 42+65W, an area that had not been previously drilled by Starfield. Significant sulphide intervals of 10.53 meters and 20.95 meters were encountered in drill holes FL03-158 and FL03-159 respectively as reported in news release SRU-02-04, February 3, 2004.

The company will continue to focus on the definition of both gabbro-hosted PGE-bearing sulphide lens(es) and footwall platinum and palladium mineralization in this part of West Zone during the 2004 Phase I drilling program.

Analytical Procedures
     Starfield Resources Inc.'s diamond drilling, logging and sampling was overseen and performed by John Nicholson, P.Geo. and Brian Game, P.Geo., both Qualified Persons in accordance with National Instrument 43-101. NQ-sized core samples are logged and marked for sampling and then split by diamond saw into one-half of the core comprising the sample and one-half retained as a rock record. At the Ferguson Lake project facilities, over 66,500 meters of core from 169 holes are stored for future reference in their respective core boxes. The one-half core is tagged, secured and bagged for air shipment from site to the sample preparation laboratories in Vancouver.
     Samples are prepared at ACME Analytical Laboratory in Vancouver, an ISO accredited laboratory where they participate in proficiency testing and quality assurance and control procedures for sample preparation and analysis. Acme issues signed Certificates of Analysis and Assay Reports.
     The one-half drill core samples from sample intervals of generally one meter in length are crushed, riffle split and pulverized prior to analysis. Splits of massive sulphide samples weighing between 10-15g are then fire assayed for Pt and Pd. The doré bead is digested and then Pt and Pd are determined by ICP-ES (Group 6). The massive sulphide samples are also assayed for Cu, Ni and Co whereby 0.3g to 1.0g are digested by 4-acid decomposition and then analyzed by ICP-ES (Group 7TD).
     Low-sulphide samples are analyzed at ACME where a 30g sample is digested by aqua regia and then ICP-MS analysis is conducted for a suite of 51 elements plus Pt and Pd (Group 1F-MS). This geochemical ultratrace method allows for a screening of the samples prior to assay determinations being implemented. All samples containing greater than 500ppb Pd and/or 100ppb Pt as determined by ICP-MS are then forwarded for 1AT (29.2g) fire assay determination for Pt and Pd (Group 6). All samples containing greater than 5000ppm Cu and/or 4000ppm Ni are sent for 4-acid ICP-ES assay determinations (Group 7TD). Quality control is maintained by routinely analyzing a number of sample blanks, duplicates and control reference standards of a similar matrix and content as samples provided. Selected high-grade samples are routinely subjected to repeat assay determinations. Inter-laboratory checks and repeat analyses of high-grade samples is an ongoing part of the Ferguson Lake Project.

On behalf of the Board of Directors,

"Glen C. Macdonald"

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.